Exhibit B
Telenav, Inc.
Proposed Investor Letter Disclosure
For the fourth fiscal quarter ended June 30, 2019

Business Outlook

The below information concerning guidance represents Telenav’s outlook only as of the date hereof and is subject to change as a result of amendments to material contracts, other changes in business conditions and other factors. Please refer to the disclosures under “Forward-Looking Statements” below. Telenav undertakes no obligation to update or revise any financial forecast or other forward-looking statements, as a result of new developments, or otherwise.

Guidance	Q1 Fiscal 2020 (1)
(as of __, 2019)	(dollars and shares in millions)
Revenue
Billings*
Gross margin
Operating expenses
Net loss
Adjusted EBITDA loss*
Automotive revenue
Advertising revenue
Weighted average diluted shares outstanding
* See "Use of non-GAAP Measures" for definitions and discussion.

(1) Effective as of the quarter ending September 30, 2019, Telenav is no longer providing guidance on direct contribution margin from billings or adjusted cash flow from operations. In addition, Telenav’s financial results for future periods will no longer present direct contribution from billings, direct contribution margin from billings and adjusted cash flow from operations on a historical basis. However, Telenav will continue to report changes in deferred revenue and deferred costs to enable investors to assess the impact of period-to-period changes of those measures on Telenav’s financial results. Additionally, Telenav encourages investors to refer to net cash provided by (used in) operating activities, as shown in the attached consolidated statements of cash flows and the attached reconciliation of net loss to free cash flow, to further assess the impact of periodic changes in billings on Telenav's financial results.